Name of Registrant:
Franklin ETF Trust

File No. 811-22801

Exhibit Item No. 77I: Terms of new or amended securities


SUPPLEMENT DATED MAY 23, 2016
TO THE PROSPECTUS DATED OCTOBER 1, 2015 OF
FRANKLIN SHORT DURATION U.S. GOVERNMENT ETF

The prospectus is amended as follows:

As approved by the Board of Trustees at a meeting held on May 17, 2016, the Fund's name will be changed to Franklin Liberty Short Duration U.S. Government ETF, effective June 1, 2016